Tofutti

Tofutti Brands Inc.

2003 Annual Report



The People's Choice

TOFUTTI BRANDS INC.

Description of Business

We are engaged in the development, production and marketing of TOFUTTI® brand nondairy frozen desserts and other food products. TOFUTTI products are nondairy, soy-based products which contain no butterfat, cholesterol or lactose. Our products are 100% milk free yet offer the same texture and full-bodied taste as their dairy counterparts. Our products are also free of cholesterol and derive their fat from soy and corn, both naturally lower in saturated fat than dairy products.

During 2003, we introduced several new products. In frozen desserts, we came out with WAVE CUTIES in three flavors: blueberry, strawberry or chocolate sauce blended with creamy vanilla TOFUTTI between two vanilla wafers. We also introduced the JAZZY CUTIE which consists of vanilla TOFUTTI filling between a vanilla and a chocolate wafer. TOFUTTI DELIGHTS are no sugar added, chocolate coated stick novelties in a multi-flavored pack box. They are a low-carb product similar in appearance to our Chocolate Fudge Treats. In 2003 we introduced new versions of BETTER THAN CREAM CHEESE and SOUR SUPREME made without hydrogenated fat and potassium sorbate. These products are for those individuals who are concerned about trans fatty acids.

During 2003, we decided to focus more on our core business of non-dairy frozen dessert and cheese products. Accordingly, we discontinued a number of products that did not fit into our long term plans. Specifically, we eliminated our candy and nut products, certain flavors of our BETTER THAN CREAM CHEESE and SOUR SUPREME, slow-moving frozen dessert items, and a number of frozen food products. We believe that the elimination of these products, when coupled with our new product introductions, will greatly enhance the visibility of our remaining products which should result in the reduction of slower moving inventory and translate into additional shelf space and ultimately greater sales.

We were organized under the laws of the State of New York in 1981 and became a Delaware corporation in 1984. Our registered office and principal executive offices are located at 50 Jackson Drive, Cranford, New Jersey 07016, our telephone number is 908-272-2400 and our email address is tofuttibrands@aol.com. Our address on the Internet is www.tofutti.com. The information on our website is not incorporated by reference into this annual report.

Our objective is to be a leading provider of nondairy, soy-based food products, primarily frozen desserts and soy-cheese products, to supermarkets and health food stores. We intend to continue to introduce new products that offer good taste while containing no butterfat, cholesterol or lactose to these markets. We believe that our ability to offer a wide range of nondairy, soy-based parve kosher products will continue to provide us with a competitive advantage.

Table of Contents

Letter To Our Shareholders

Dear Shareholder: B"H

Last year was another difficult year for the food industry. Despite the unfavorable market conditions, we succeeded in increasing our sales for the tenth consecutive year and continued to develop new products and invest in our future. We have worked hard to establish a strong foundation that will allow us to achieve profitable long-term growth. Our future success continues to be centered on the sustained acceptance of our nondairy, soy-based products. We were one of the first companies to herald the benefits of soy and believe that we have helped increase the public's awareness of its benefits.

During 2003, we decided to focus more on our core business of non-dairy frozen dessert and cheese products. In order to improve our gross margins, we reduced the number of our product lines from 14 to 12 discontinuing a number of products that did not fit into our long term plans. Specifically, we eliminated our candy and nut products, certain flavors of our BETTER THAN CREAM CHEESE and SOUR SUPREME, slow-moving frozen dessert items, and a number of frozen food products. We believe that the elimination of these products, when coupled with our new product introductions, will greatly enhance the visibility of our remaining products. This should result in the reduction of slower moving inventory and translate into additional shelf space for our more popular products and ultimately greater sales.

In 2003, we introduced several new products. In frozen desserts, we debuted WAVE CUTIES in three flavors: blueberry, strawberry or chocolate sauce blended with creamy vanilla TOFUTTI between two vanilla wafers. We also introduced the JAZZY CUTIE which consists of vanilla TOFUTTI filling between a vanilla and a chocolate wafer. Our Cuties® continue to be one of the most popular novelty sandwich frozen desserts sold nationally, as reported by A.C. Nielsen. Last year we sold approximately 45 million individual sandwiches. We launched TOFUTTI DELIGHTS, no sugar added, chocolate coated stick novelties that are sold in a multi-flavored pack box. TOFUTTI DELIGHTS are a low-carb product similar in appearance to our Chocolate Fudge Treats. We also introduced new versions of BETTER THAN CREAM CHEESE and SOUR SUPREME made without hydrogenated fat and potassium sorbate. These products are aimed at those individuals who are concerned about trans fatty acids.

In 2003, we continued our efforts to further improve the distribution of our products by adding new distributors and authorizing the placement of additional products with our current distributors and new distributors. With the increased public awareness of the benefits of soy, the planned introduction of new products and improved market penetration of our core products, we believe that the favorable upward trend in Tofutti's sales will continue in 2004.

Our gross profit percentage was adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. The entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries and the general economic situation here in the United States. In order to improve the gross profit percentage, we initiated a series of price increases that commenced in the fourth quarter of 2003 that will be completed shortly.

In March 2004, our Board of Directors extended the stock repurchase program that was initiated in September 2000 and authorized the purchase of up to an additional 500,000 shares of common stock, thereby increasing the repurchase program to 1,250,000 shares of common stock. As of April 15, 2004, we have purchased a total of 1,007,600 shares of common stock at a total cost of $3,111,969, or $3.10 per share. We continue to believe that our shares represent an attractive investment for us and are pleased to report that since the initiation of our repurchase program our cash, cash equivalents and short-term investments have remained constant despite the investment of $3.1 million in our shares.

We thank our shareholders, customers and employees for your continued support and look forward to successfully meeting the challenges that lie ahead of us.

David Mintz
Chairman of the Board
April 28, 2004

TOFUTTI PRODUCT LINE

We offer a broad product line of nondairy soy-based products. Our products include frozen desserts, nondairy cheeses and spreads and other frozen food products.

Frozen Desserts

- Premium TOFUTTI® nondairy frozen dessert, available in prepacked pints, three-gallon cans, and soft serve mix, is sold nationally in supermarkets, health food stores, retail shops, and restaurants. Premium TOFUTTI was the first nondairy frozen dessert to be marketed to the general public through supermarkets. We currently offer eight flavors of premium, hard frozen TOFUTTI in pints: Vanilla, Chocolate Supreme, Wildberry Supreme, Vanilla Almond Bark®, Vanilla Fudge, Chocolate Cookie Crunch, Better Pecan®, and Mint Chocolate Chip. Premium TOFUTTI soft serve mix is available in three flavors: Vanilla, Chocolate, and Peanut Butter. Tofutti in three gallon bulk cans is available in Vanilla, Chocolate Supreme and Vanilla Almond Bark.

- LOW FAT TOFUTTI offers the calorie-conscious consumer a creamy dessert that is 98% fat free and has less than 120 calories per serving. Sold nationally in pints, LOW FAT TOFUTTI is offered in a number of flavors including Chocolate Fudge, Coffee Marshmallow, and Vanilla Fudge.

- NO SUGAR ADDED TOFUTTI pints offer the diet or sugar conscious consumer a nondairy frozen dessert with the taste and texture of premium TOFUTTI and the calories and fat of our low fat product. With its low carb count, it is ideal for people on the Atkins diet. Available in Strawberry and Chocolate flavors, NO SUGAR ADDED TOFUTTI pints are sold in select supermarkets.

- TOFUTTI SUPER SOY SUPREME™, made with organic cane juice crystals and with no gluten added, is sold in health food stores and select supermarkets for those individuals looking for a delicious tasting, nondairy frozen dessert without refined sugar or artificial sweeteners. It is available in 500 ml (17 oz.) containers and comes in two flavors: Bella Vanilla™ and New York, New York Chocolate™.

- TOFUTTI CUTIES®, the Company's best selling product, are bite size frozen sandwiches combining a Vanilla, Cookies and Cream, Chocolate, Peanut Butter, Mint Chocolate Chip, Wild Berry, or Coffee filling between two chocolate wafers. Being half the size of traditional ice cream sandwiches, TOFUTTI CUTIES offer consumers a portion controlled treat. Unlike ice cream sandwiches, CUTIES are totally dairy free, without butterfat or cholesterol, yet with the same great taste that makes ice cream sandwiches one of the best selling novelties in the freezer case. Like all our frozen dessert products, they are completely trans fat free, including the wafers. For those individuals who cannot have chocolate, our TOTALLY VANILLA TOFUTTI Cutie is vanilla TOFUTTI between two vanilla wafers. Using the same vanilla wafers, we have also introduced the WAVE CUTIE™ in three different flavors - blueberry, strawberry and chocolate sauces blended with creamy vanilla TOFUTTI. Last, but not least is the JAZZY CUTIE™, which consists of vanilla TOFUTTI between a vanilla and chocolate wafer.

- No sugar added TOFUTTI CUTIES not only have the same great taste and health benefits of our regular Vanilla CUTIES, but combine a creamy no sugar added vanilla filling with a crispy, great tasting no sugar added wafer. A low carb product, they are an ideal snack for individuals on the Atkins diet.

- TOFUTTI TOO-TOO'S are frozen dessert cookie sandwiches combining creamy and delicious premium vanilla TOFUTTI and chocolate chips with a round, chocolate chip cookie.

- TOTALLY FUDGE POPS®, CHOCOLATE FUDGE TREATS, and COFFEE BREAK TREATS™ are stick novelties that offer the consumer the same taste as real fudge bars. The TOTALLY FUDGE POPS, made with organic sugar and with no gluten added, have 70 calories and 1 gram of fat per bar, while fat free, no sugar added CHOCOLATE FUDGE TREATS and COFFEE BREAK TREATS have only 30 calories per bar. Both TREATS are ideal for anyone on either a low fat or low carb diet.

- TOFUTTI DELIGHTS™ are no sugar added stick novelties shaped just like TREATS, each one covered in a thick, dark chocolate coating. A multi-pack product, each box of DELIGHTS comes with three different centers- vanilla, chocolate or strawberry. They are available in select supermarkets and health food stores and are an ideal snack for those individuals on a low carb diet.

TOFUTTI PRODUCT LINE CONTINUED

♦ TOFUTTI MONKEY BARS™ are stick novelties that feature a rich chocolate center surrounded by peanut butter flavored TOFUTTI, dipped in a rich chocolate coating.

♦ HOORAY HOORAY BARS™ are no sugar added stick novelties that combine creamy vanilla TOFUTTI with a chocolate center covered in a thick dark chocolate coating.

♦ MARRY ME BARS™ are stick novelties that feature creamy vanilla TOFUTTI surrounded with a dark chocolate coating. Made with organic sugar and with no gluten added, MARRY ME BARS satisfy important diet requirements of certain consumers with that great TOFUTTI taste.

Nondairy Cheese Products

♦ BETTER THAN CREAM CHEESE® is similar in taste and texture to traditional cream cheese, but is milk and butterfat free and contains no cholesterol. It is as versatile as real cream cheese, whether spread on a bagel or used in any favorite recipe. The 8 oz. retail packages are available in Plain, French Onion, Herbs & Chives, Smoked Salmon, Garlic & Herb, Garden Veggie, Creamed Spinach and Broccoli Cheddar. The plain version is also available in 30 lb. bulk boxes. The product is sold in many health food stores and select supermarkets around the country.

♦ SOUR SUPREME™ is similar in taste and texture to traditional sour cream, but is milk and butterfat free and contains no cholesterol. SOUR SUPREME has the versatility of sour cream with the benefits of being dairy free. The 12 oz. retail packages are available in Plain and Guacamole. The plain version is also available in 30 lb. bulk boxes. Like BETTER THAN CREAM CHEESE, SOUR SUPREME is sold nationally in most health food stores and select supermarkets.

♦ For consumers concerned with their fat and calorie intake, TOFUTTI now offers versions of BETTER THAN CREAM CHEESE and SOUR SUPREME with no partially hydrogenated fat and no trans fatty acids. They are also made with organic sugar, no preservatives, and are available in most health food stores.

♦ TOFUTTI SOY-CHEESE SLICES™ offer consumers a delicious nondairy, vegan alternative to regular cheese slices. Available as individually wrapped slices in 8 oz. packages, TOFUTTI SOY-CHEESE SLICES are sold in most health food stores and select supermarkets and come in three flavors: Mozzarella, American, and Roasted Garlic.

Other Food Products

♦ TOFUTTI PIZZA PIZZAZ combines a delicious pan crust, zesty sauce and TOFUTTI totally dairy free BETTER THAN MOZZARELLA CHEESE into a completely authentic, yet healthy pizza. TOFUTTI PIZZA PIZZAZ is sold three squared slices to a package and is available in freezer cases in select supermarkets and health food stores.

♦ TOFUTTI BLINTZES are frozen crepes filled with TOFUTTI BETTER THAN CREAM CHEESE that are dairy and cholesterol free, yet taste just like real cheese blintzes. They can be served hot, warm, or slightly chilled as a main meal or a snack.

♦ TOFUTTI CHEESE PILLOWS are frozen crepes filled with BETTER THAN CREAM CHEESE and a variety of fruit fillings. They are available in Blueberry Cheese, Apple Danish & Cheese, and Cherry Cheese flavors, and can be served hot, warm, or slightly chilled as a main meal or a snack. TOFUTTI PILLOWS are sold in most health food stores and select supermarkets.

♦ EGG WATCHERS® is a fat free replacement for whole eggs that has the taste, nutrition, and versatility of whole eggs without the fat and cholesterol and with 60% less calories. EGG WATCHERS can be used in virtually all recipes that require whole eggs. It appeals to those consumers who are concerned about lowering dietary cholesterol and fat levels, but do not want to give up the great taste and good nutritional values of whole eggs.

♦ TOFUTTI COOKIES are made with all natural ingredients and unbleached flour. The 16 oz. packages are available in Peanut Butter, Oatmeal Raisin, Chocolate Chip, and TOFIGGY® fig bars. Like all TOFUTTI products, they are completely dairy and cholesterol free and can be found in select supermarkets and health food stores.

MARKET FOR OUR COMMON STOCK

Our common stock has traded on the American Stock Exchange under the symbol TOF since October 29, 1985. The following table sets forth the high and low sales prices as reported on the American Stock Exchange for the two most recent fiscal years:

Quarter Ended	High	Low
Fiscal 2002		
March 30, 2002	$2.24	$1.98
June 29, 2002	3.50	2.00
September 28, 2002	3.10	2.00
December 28, 2002	3.05	2.50
Fiscal 2003		
March 29, 2003	2.65	2.45
June 28, 2003	2.88	2.35
September 27, 2003	3.32	2.80
December 27, 2003	3.18	2.75

As of March 23, 2004, there were approximately 680 direct holders of record of our common stock. Based upon the most recent census performed by our stock transfer agent, brokerage houses and other financial institutions hold our common stock for approximately an additional 2,900 shareholders. We have not paid and have no present intention of paying cash dividends on our common stock in the foreseeable future.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is management's discussion and analysis of certain significant factors which have affected our financial position and operating results during the periods included in the accompanying audited financial statements.

Fifty-two Weeks Ended December 27, 2003 Compared with Fifty-two Weeks Ended December 28, 2002

Net sales for the fifty-two weeks ended December 27, 2003 were $19,014,000, an increase of $1,515,000, or 8%, from the sales level realized for the fifty-two weeks ended December 28, 2002. Based on recent sales trends, we expect continued sales increases in our frozen dessert and food product lines and in most customer categories.

Our gross profit in 2003 increased by $309,000, or 5%, due primarily to the sales increase, while our gross profit percentage decreased slightly to 33% in 2003 as compared to 34% in 2002. Our gross profit percentage continues to be adversely affected by start-up manufacturing costs associated with our new products and the increased cost of allowances associated with the introduction of those new products. Additionally, the entire frozen dessert industry was subject to significant price increases to certain key ingredients and packaging, due mainly to supply shortages as a result of political events in certain foreign countries and the general economic situation here in the United States. In order to improve the gross profit percentage, we initiated a series of price increases that commenced in the fourth quarter of 2003 that will be completed by the beginning of the second quarter 2004. Although we anticipate that our gross profit will increase due to increased unit sales and higher sales prices in 2004, our gross profit percentage will not improve materially due to manufacturing start-up costs and promotional allowances associated with the planned introduction of new products.

Selling expenses increased $151,000, or 7%, to $2,192,000 for the current fiscal year from $2,041,000 in the 2002 period. This increase was caused primarily by a $101,000 increase in freight and a $35,000 increase in commissions. The increased freight expense, a variable expense, is attributable to the increase in sales and the increased cost of fuel. We do not anticipate a significant reduction in the cost of shipping in the foreseeable future. The increase in commissions expense is directly related to the increase in sales. We anticipate that with the exception of freight and commission expenses, which are variable to sales, all other selling expenses in 2004 should remain relatively consistent with our expenses in 2003.

Marketing expenses increased by $88,000 in 2003 to $601,000. This increase is primarily attributable to an $83,000 increase in expenses for artwork and plates, a $14,000 increase in public relations expense and an $11,000 increase in magazine advertising expense. The increase in these expenses was partially offset by a $27,000 reduction in expenses associated with promotions. We expect marketing expenses to remain consistent with 2003 expenses or increase modestly in 2004.

Research and development expenses increased to $552,000 in 2003 as compared to $437,000 in 2002.

The increase was due mainly to an increase in payroll costs of approximately $50,000 and lab costs and supplies of $47,000. Our management expects that research and development costs will continue at a slightly higher level in 2004.

General and administrative expenses were $1,838,000 for the 2003 period as compared with $1,465,000 for the comparable period in 2002, an increase of $373,000 or 25%. The $373,000 increase was due primarily to increases in payroll of $250,000, professional fees and outside services of $11,000, general insurance of $17,000, travel and entertainment of $37,000, data processing supplies of $26,000 and building maintenance of $26,000.

Operating income decreased by $418,000 to $1,131,000 in 2003 as compared with $1,549,000 in 2002 as a result of increases in operating expenses.

Interest income was $15,000 for the fifty-two week period ended December 27, 2003 as compared with interest income of $30,000 for the fifty-two week period ended December 28, 2002. The decrease in interest income was primarily attributable to the lower interest rates available for investment of our funds. We anticipate that despite a consistent level of cash balances our interest income will not improve given the current level of interest rates.

Income taxes for the current fiscal period were $760,000, or 66% of taxable income, compared to $640,000, or 41% of taxable income, in 2002. The increase in the effective 2003 tax rate was due to an adjustment in the deferred tax asset account as a result of a revaluation of taxable reserves and allowances according to current IRS rules and regulations. We expect that our tax rate in 2004 will revert to our historical rate of approximately 40%.

Liquidity and Capital Resources

At December 27, 2003, our working capital was $4,038,000, a decrease of $347,000 from December 28, 2002. Our current and quick acid test ratios, both measures of liquidity, were 4.8 and 3.8, respectively, at December 27, 2003 compared to 9.2 and 6.7 at December 28, 2002. At December 27, 2003, accounts receivable increased by $139,000 to $1,508,000 from December 28, 2002, reflecting an increase in sales. At December 27, 2003, inventories decreased to $774,000 in 2003 compared to $814,000 in 2002. Prepaid expenses decreased slightly by $15,000 to $0 at December 27, 2003 from December 28, 2002. At December 27, 2003, we had prepaid income taxes of $55,000 as a result of an overpayment to the State of New Jersey. Our deferred tax asset decreased by $265,000 to $220,000 at December 27, 2003 from $485,000 at December 28, 2002 reflecting an adjustment in the valuation and reserve accounts for calculating income taxes. At December 27, 2003, accounts payable and accrued expenses and accrued compensation increased $396,000 and $125,000, respectively, from December 28, 2002. Income taxes payable at December 27, 2003 increased slightly to $105,000 from $82,000 at December 28, 2002, also reflecting an adjustment in the valuation and reserve accounts for calculating income taxes.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

On September 18, 2000, our Board of Directors authorized the repurchase of 250,000 shares of our common stock at prevailing market prices. During fiscal 2000 we repurchased 122,400 shares of common stock at a total cost of $247,000. On May 21, 2001, our Board of Directors authorized the repurchase of up to an additional 250,000 shares of common stock. During 2001 we purchased an additional 204,000 shares for $436,000. During 2002 we purchased an additional 299,600 shares at a cost of $767,000.

On January 2, 2003, our Board of Directors authorized the repurchase of an additional 250,000 shares of common stock. From December 29, 2002 through December 27, 2003, we purchased an additional 234,700 shares at a cost of $599,000, bringing our total purchases through December 27, 2003 to 860,700 shares at a total cost of $2,049,000 or $2.38 per share. During the period December 28, 2003 through March 23, 2004, we purchased an additional 130,900 shares at a cost of $470,000, bringing cumulative totals to date to 991,600 shares at a total cost of $2,519,000 or $2.54 per share. On March 23, 2004, our Board of Directors ratified certain purchases and brought the aggregate number of shares subject to our repurchase program up to 1,250,000 shares.

In view of the strong financial condition of the company, our Board of Directors on October 17, 2003 authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered 300,000 of his options in consideration of the payment to him of $358,000, an amount equal to the difference of 75% of the closing market price of our common stock on that date ($3.45) less the exercise price of such options. In October 2003, $358,000 was paid to Mr. Mintz.

On January 12, 2004, our Board of Directors authorized us to enter into a transaction with David Mintz whereby Mr. Mintz surrendered an additional 300,000 of his options in consideration of the payment to him of $324,000, an amount equal to the difference of 75% of the average closing price of our common stock on the nine days of trading from December 29, 2003 through January 9, 2004 ($3.00) less the exercise price of such options. In January 2004, $324,000 was paid to Mr. Mintz.

We do not have any material capital commitments and contemplate no material capital expenditures in the foreseeable future. We believe that we will be able to fund our operations during 2004 from current resources.

Inflation and Seasonality

We do not believe that our operating results have been materially affected by inflation during the preceding two years. There can be no assurance, however, that our operating results will not be affected by inflation in the future. Our business is subject to minimal seasonal variations with slightly increased sales in the second and third quarters of the fiscal year. We expect to continue to experience slightly higher sales in the second and third quarters, and slightly lower sales in the fourth and first quarters, as a result of reduced sales of nondairy frozen desserts during those periods.

Market Risk

We invest our excess cash, should there be any, in bank certificates of deposit and the highest rated money market funds. The bank certificate of deposits are usually for a term of not more than six months and never for more than $100,000 per account.

Balance Sheets

(000's omitted except for share and per share data)

	December 27, 2003	December 28, 2002
ASSETS		
Current assets:		
Cash and equivalents	**$2,557**	$2,234
Accounts receivable, net of allowance for doubtful accounts of $149 and $340, respectively	**1,508**	1,369
Inventories	**774**	814
Prepaid expenses	**—**	15
Prepaid income taxes	**55**	—
Deferred income taxes	**220**	485
Total current assets	**5,114**	4,917
Fixed assets (net of accumulated amortization of $5)	**43**	—
Other assets	**16**	216
	$5,173	$5,133
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 471**	$ 75
Accrued officers' compensation	**500**	375
Income taxes payable	**105**	82
Total current liabilities	**1,076**	532
Commitment and Contingency		
Stockholders' equity:		
Preferred stock - par value $.01 per share; authorized 100,000 shares, none issued	**—**	—
Common stock - par value $.01 per share; authorized 15,000,000 shares, issued and outstanding 5,709,867 shares at December 27, 2003 and 5,878,567 shares at December 28, 2002	**57**	59
Additional paid-in capital	**1,193**	2,081
Retained earnings	**2,847**	2,461
Total stockholders' equity	**4,097**	4,601
Total liabilities and stockholders' equity	**$5,173**	$5,133

See accompanying notes to financial statements.

STATEMENTS OF INCOME

(000's omitted except for per share data)

	Fifty-two weeks ended December 27, 2003	Fifty-two weeks ended December 28, 2002
Net sales	$19,014	$17,499
Cost of sales	12,700	11,494
Gross profit	6,314	6,005
Operating expenses:		
Selling	2,192	2,041
Marketing	601	513
Research and development	552	437
General and administrative	1,838	1,465
	5,183	4,456
Operating income	1,131	1,549
Interest income	15	30
Income before income tax	1,146	1,579
Income taxes	760	641
Net income	$ 386	$ 938
Weighted average common shares outstanding:		
Basic	5,744	6,056
Diluted	6,556	6,878
Net income per share:		
Basic	$ 0.07	$ 0.15
Diluted	$ 0.06	$ 0.14

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(000's omitted except for per share data)

	Common Stock		Treasury Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances, December 29, 2001	6,091,267	$61	18,100	$(38)	$3,156	$1,523	$4,702
Issuance of Common Stock	105,000	1	—	—	77	—	78
Purchase of Treasury Stock	—	—	299,600	(767)	—	—	(767)
Retirement of Treasury Stock	(317,700)	(3)	(317,700)	805	(802)	—	—
Purchase of Options	—	—	—	—	(350)	—	(350)
Net Income	—	—	—	—	—	938	938
Balances, December 28, 2002	5,878,567	$59	—	—	$2,081	$2,461	$4,601
Issuance of Common Stock	66,000	1	—	—	66	—	67
Purchase of Treasury Stock	(234,700)	—	234,700	(599)	—	—	(599)
Retirement of Treasury Stock	—	(3)	(234,700)	599	(596)	—	—
Purchase of Options	—	—	—	—	(358)	—	(358)
Net Income	—	—	—	—	—	386	386
Balances, December 27, 2003	5,709,867	$57	—	—	$1,193	$2,847	$4,097

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

(000's omitted)

	Fifty-two weeks ended December 27, 2003	Fifty-two weeks ended December 28, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 386	$ 938
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	5	—
Provision for bad debts	65	60
Deferred taxes	265	(7)
Change in assets and liabilities:		
Accounts receivable	(204)	32
Inventories	40	2
Prepaid expenses	15	(5)
Prepaid income taxes	(55)	—
Accounts payable and accrued expenses	521	(80)
Income taxes payable	23	(105)
Net cash flows from operating activities	1,061	835
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of insurance policy	200	—
Purchase of fixed assets	(48)	109
Net cash flows from investing activities	152	109
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	67	78
Purchase of treasury stock	(599)	(767)
Purchase of options	(358)	(350)
Net cash flows from financing activities	(890)	(1,039)
NET CHANGE IN CASH AND EQUIVALENTS	323	(95)
CASH AND EQUIVALENTS, AT BEGINNING OF PERIOD	2,234	2,329
CASH AND EQUIVALENTS, AT END OF PERIOD	$2,557	$2,234
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$ 525	$ 750

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

(000's omitted except for share and per share data)

NOTE 1: DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Tofutti Brands Inc. ("Tofutti" or the "Company") is engaged in one business segment, the development, production and marketing of nondairy frozen desserts and other food products.

Fiscal Year - The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the financial statements included herein ended on December 27, 2003 and December 28, 2002.

Estimates and Uncertainties - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Revenue is recognized when goods are shipped from production facilities or outside warehouses.

Concentration of Credit/Sales Risk - Financial instruments that potentially subject the Company to concentration of credit risk consists primarily of cash and unsecured trade receivables. The Company maintains cash balances of up to $100,000 each in financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). During the year, the Company's cash balance at a financial institution may exceed the FDIC limit.

The Company performs ongoing evaluations of its customers' financial condition and does not require collateral. Management feels that credit risk beyond the established allowances at December 27, 2003 is limited.

During the years ended December 27, 2003 and December 28, 2002, the Company derived approximately 92% and 89% of its net sales domestically. The remaining sales in both periods were exports to foreign countries. The Company had sales to two customers representing 22% and 14% of net sales during 2003 and 21% and 13% of net sales during 2002.

Cash and Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. The Company periodically reviews inventories and establishes reserves for obsolescence. Management feels that risk beyond the established reserve is limited.

Fixed Assets - Fixed assets consist of leasehold improvements. Amortization is provided by charges to income using the straight-line method over the useful life of ten years.

Income Taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The

	Year Ended December 27, 2003	Year Ended December 28, 2002
Net Income, numerator, basic and diluted computation	**$ 386**	$ 938
Weighted average shares – denominator basic computation	**5,744**	6,056
Effect of dilutive stock options	**812**	822
Weighted average shares, as adjusted – denominator diluted computation	**6,556**	6,878
Net Income per share:		
Basic	**$ 0.07**	$ 0.15
Diluted	**$ 0.06**	$ 0.14

(000's omitted except for share and per share data)

effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Income Per Share and Stock Based Compensation - Basic earnings per common share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding, including the dilutive effects of stock options.

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price at the date of the grant over the amount an employee must pay to acquire the stock. Because the Company grants options at a price equal to the market price of the stock at the date of grant, no compensation expense is recorded. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), the Company discloses pro forma net income and earnings per share as if the fair value method had been applied.

Set forth below are the Company's net income and net income per share, presented both "as reported" and "pro forma," as if compensation cost had been determined consistent with the fair value provisions of SFAS 123:

	Dec. 27, 2003	Dec. 28, 2002
Net income available for common stockholders:		
As reported	$386	$938
Pro forma	386	938
Basic earnings per share:		
As reported	$0.07	$0.15
Pro forma	0.07	0.15
Diluted earnings per share:		
As reported	$0.06	$0.14
Pro forma	0.06	0.14

Fair Value of Financial Instruments - SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Cash and equivalents, accounts receivable, accounts payable, accrued expenses and income taxes payable as of December 27, 2003 and December 28, 2002 are stated at their carrying values. The carrying amounts approximate fair value because of the short-term maturity of those instruments or because the interest rates approximate market rates of interest.

Advertising Costs - The Company expenses advertising costs as they are incurred. Advertising expenses amounted to $24 and $46 during the years ended December 27, 2003 and December 28, 2002, respectively.

Reclassifications - Certain amounts previously recorded have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements - In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, "Consolidation of Variable Interest Entities." This Interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies to variable interest entities created after January 31, 2003, and is effective as of July 31, 2003 for variable interest entities created prior to February 1, 2003. The Company does not expect the adoption of FIN 46 to have a material effect on its financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for implementation issues related to the definition of a derivative and other FASB projects related to financial instruments. SFAS No. 149 requires that contracts with comparable characteristics be

(000's omitted except for share and per share data)

accounted for in a similar fashion. SFAS No. 149 applies prospectively to contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of SFAS No. 149 to have a material effect on its financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that financial instruments within the scope of SFAS No. 150 be classified as a liability or an asset. SFAS No. 150 is effective for all financial instruments entered into after May 31, 2003 and otherwise, the beginning of the first interim period after June 15, 2003. The Company does not expect the adoption of SFAS No. 150 to have a material effect on its financial position, results of operations or cash flows.

NOTE 2: INVENTORIES

Inventories consist of the following:

	December 27, 2003	December 28, 2002
Finished products	**$532**	$576
Raw materials and packaging	**242**	238
	$774	$814

NOTE 3: OTHER ASSETS

On October 17, 1994, the Company's Board of Directors adopted a resolution wherein the Corporation was authorized to purchase a $1,000 split dollar insurance plan on the life of the Company's Chairman and President, David Mintz. The purpose of this transaction was to provide the Mintz estate with funds sufficient to pay any estate taxes levied upon the transfer of Mr. Mintz's Tofutti stock, which would otherwise might have necessitated a sale of the stock. This might have had the negative effect of significantly decreasing the market price of the stock to the detriment of other shareholders. Upon the death of the family member or termination of the policy prior to death, the Company was guaranteed to receive a complete refund of all its premiums paid plus interest at 4%. As of December 28, 2002, the $200 balance receivable under this contract was completely secured by the guaranteed cash surrender value of the policy and the assets in a related party trust created specifically to generate payment to the Company in the event of termination of the policy prior to the death of the insured.

Under the Sarbanes-Oxley Act of 2002, public companies are prohibited from extending credit to any director or executive officer, or from renewing or extending existing loans. As a result, public companies have taken the view that they may not make annual premium payments on split dollar insurance plans, since they may be deemed to be prohibited loans. In 2003, the Company ceased making any payments under the policy, subject to future guidance as to the legality of such payments. On December 24, 2003 Mr. Mintz purchased the insurance policy from the Company for $208, which represented all previous premiums paid by the Company plus interest of 4% per annum.

NOTE 4: STOCK OPTIONS

The 1993 Stock Option Plan (the "1993 Plan") provides for the granting to key employees of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, and for the granting of non-qualified stock options to key employees and consultants. The 1993 Plan is currently administered by the Board of Directors, which determines the terms and conditions of the options granted under the 1993 Plan, including the exercise price, number of shares subject to the option and the exercisability thereof. Options are generally exercisable in cumulative installments of 33-1/3% or 50% per year commencing one year after the date of grant and annually thereafter, with contract lives of generally five or ten years from the date of grant. A total of 2,900,000 shares have been reserved for issuance under the 1993 Plan. At December 28, 2002, 1,688,000 shares were subject to outstanding options and 211,000 additional shares were available for future grant.

Notes to Financial Statements Continued

(000's omitted except for share and per share data)

The following is a summary of stock option activity from December 29, 2001 to December 27, 2003:

	Incentive Options		Non-Qualified Options	
	Shares	Weighted Average Exercise Price ($)	Shares	Weighted Average Exercise Price ($)
Outstanding and exercisable at December 29, 2001	2,107,000	0.96	186,000	1.047
Granted in 2002	—	—	—	—
Exercised in 2002	(55,000)	0.742	(50,000)	0.738
Purchased and retired in 2002	(480,000)	0.802	—	—
Expired in 2002	—	—	(20,000)	0.938
Outstanding and exercisable at December 28, 2002	1,572,000	1.016	116,000	1.199
Granted in 2003	—	—	—	—
Exercised in 2003	(29,000)	100	(37,000)	1.04
Purchased and retired in 2003	(300,000)	1.17	—	—
Expired in 2003	12,000	1.06	—	—
Outstanding and exercisable at December 27, 2003	1,231,000	$0.96	79,000	$1.27

There were no stock options granted during 2003 and 2002.

The following table summarizes information about stock options outstanding at December 27, 2003:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price
$0.6875—$0.9375	425,000	3.3	$0.75
$1.0625—$1.1688	865,000	2.4	$1.11
$1.90	20,000	2.4	$1.90

NOTE 5: COMMITMENT

The Company's facilities are located in a modern one-story facility in Cranford, New Jersey. The 6,200 square foot facility houses its administrative offices, a warehouse, walk-in freezer and refrigerator, and a product development laboratory and test kitchen. The Company's lease agreement expired on July 1, 1999, but it continues to occupy the premises under the terms of that agreement, subject to a six month notification period for the landlord or for the Company with respect to any changes. The Company currently has no plans to enter into a long-term lease agreement for the facility. Rent expense was $74 in 2003. The Company's management believes that the Cranford facility will continue to satisfy its space requirements for the foreseeable future and that if necessary, such space can be replaced without a significant impact to the business.

NOTE 6: CONTINGENCY

The Company was served with a complaint by a candy manufacturer in June, 2003. The plaintiff has alleged that the Company breached its obligations in connection with the sale of certain candy bars manufactured by the candy manufacturer that were to be distributed by the Company within the United States. The candy manufacturer is seeking damages in the amount of $309, plus interest. The Company has counterclaimed, asserting among other things, that the candy manufacturer breached its obligations to the Company and caused it damages. The

(000's omitted except for share and per share data)

litigation is in its discovery phase. The current trial date is September 1, 2004. While the Company feels that the complaint is without merit, there can be no assurance that a legal finding favorable to it will be entered. The Company intends to vigorously defend this action and oppose all relief sought by the plaintiff while seeking compensation on its counterclaims.

NOTE 7: INCOME TAXES

The components of income tax expense (benefit) for the years ended December 27, 2003 and December 28, 2002 are as follows:

	Dec. 27, 2003	Dec. 28, 2002
Current:		
Federal	**$386**	$502
State	**109**	146
	495	648
Deferred:		
Federal	**206**	(6)
State	**59**	(1)
	265	(7)
Total income tax expense	**$760**	$641

Deferred tax assets at December 27, 2003 and December 28, 2002 are as follows:

	Dec. 27, 2003	Dec. 28, 2002
Allowance for doubtful accounts	**$ 75**	$ 80
Accruals and reserves	**145**	405
Deferred tax assets	**$220**	$485

A reconciliation between the expected federal tax expense at the statutory tax rate of 34% and the Company's actual tax expense for the years ended December 27, 2003 and December 28, 2002 follows:

	Dec. 27, 2003	Dec. 28, 2002
Income tax expense computed at federal statutory rate	**$390**	$537
Permanent and other items	**317**	(12)
State income taxes, net of federal income tax benefit	**69**	92
	$760	$641

NOTE 8: RELATED PARTY

The Board of Directors on October 17, 2003 authorized a transaction with David Mintz whereby Mr. Mintz surrendered 300,000 of his options in consideration of the payment to him of $358, an amount equal to the difference of 75% of the closing market price of our common stock on that date ($3.45) less the exercise price of such options. In October 2003, $358 was paid to Mr. Mintz.

On January 12, 2004, the Board of Directors authorized a transaction with David Mintz whereby Mr. Mintz surrendered an additional 300,000 of his options in consideration of the payment to him of $324, an amount equal to the difference of 75% of the average closing price of the Company's common stock on the nine days of trading from December 29, 2003 through January 9, 2004 ($3.00) less the exercise price of such options. In January 2004, $324 was paid to Mr. Mintz.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Tofutti Brands Inc.

We have audited the accompanying balance sheets of Tofutti Brands Inc. as of December 27, 2003 and December 28, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tofutti Brands Inc. as of December 27, 2003 and December 28, 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Wiss & Company

WISS & COMPANY, LLP

Livingston, New Jersey
March 18, 2004

TOFUTTI BRANDS INC.

CORPORATE DIRECTORY

OFFICERS AND DIRECTORS

David Mintz
President, Chief Executive Officer and
Chairman of the Board of Directors

Steven Kass
Chief Financial Officer,
Secretary and Treasurer

Joseph Fischer
FMM Investments
Director

Aron Forem, President
Wuhl Shafman Lieberman Co.
Director

Reuben Rapoport
Director

Franklyn Snitow, Esquire
Snitow Kanfer Holtzer & Millus LLP
Director

Jeremy Wiesen
Associate Professor
Leonard N. Stern School of Business
New York University
Director

CORPORATE HEADQUARTERS

TOFUTTI BRANDS INC.
50 Jackson Drive
Cranford, NJ 07016
908-272-2400 (telephone)
908-272-9492 (facsimile)
tofuttibrands@aol.com (e-mail)
www.tofutti.com (website)

INDEPENDENT AUDITORS

WISS & COMPANY, LLP
354 Eisenhower Parkway
Livingston, New Jersey 07039

GENERAL COUNSEL

Carter Ledyard & Milburn LLP
2 Wall Street
New York, New York 10005

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038

STOCK INFORMATION

American Stock Exchange Symbol: TOF

FORM 10-KSB

Shareholders may obtain copies
of our 2003 Annual Report on Form 10-KSB
without charge by writing to:
Steven Kass, Secretary
Tofutti Brands Inc.
50 Jackson Drive
Cranford, NJ 07016



TOFUTTI BRANDS INC.
Jackson Drive
Cranford, NJ 07016
272-2400